Mail Stop 3561

February 27, 2007

Mr. Willis J. Johnson
Chief Executive Officer
Copart, Inc.
4665 Business Center Drive
Fairfield, California 94534

> **RE:** **Copart, Inc.**
> **Form 10-K for Fiscal Year Ended July 31, 2006**
> **Form 10-Q for Fiscal Quarter Ended October 31, 2006**
> **Filed October 31, 2006 and December 11, 2006**
> **File No. 0-23254**

Dear Mr. Johnson:

We have reviewed your response letter dated February 15, 2007 and have the following comment requesting additional information so we may better understand your disclosures. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. After reviewing this information we may raise additional comments.

Form 10-K for Fiscal Year Ended July 31, 2006

Note 3 – Discontinued Operations and Goodwill Impairment, page 62

1. We have considered your response to comment two in our letter dated February 6, 2007. In view of the guidance in SAB Topic 5:E and FIN 46(R), please tell us in detail how you concluded that the legal transfer of ownership of the Motor Auction Group (MAG) business and related assets resulted in a divestiture and deconsolidation for accounting purposes. Further, tell us in more detail how you concluded that the disposed component is properly classified as discontinued operations pursuant to the provisions of paragraph 42 of SFAS 144 and the related guidance in Example 5 of EITF 03-13. Please address the following in your response:
    o how you concluded that the risks and incidents of ownership have been transferred to the buyer despite the apparent absence of any significant financial investment in the business by the buyer;

- o your understanding as to whether repayment of the debt, which constitutes the only consideration in the transaction, is dependent on future successful operations of the divested business, and if so, how you were nonetheless able to conclude that the risks and incidents of ownership have been transferred;
- o how you considered your variable interests in the transferred entity in concluding that deconsolidation is appropriate under FIN 46(R); and
- o how you considered the significance of the loan agreement relative to the overall operations of the disposed component, as well as the recourse provisions of the loan and the credit quality of the buyer in determining the proper accounting for this transaction.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief